

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 9, 2017

<u>VIA E-MAIL</u>
Mr. Emil Assentato
Chief Executive Officer and Chief Financial Officer
Nukkleus, Inc.
525 Washington Boulevard, Jersey City
New Jersey 07310

      Re: **Nukkleus, Inc.**
             Form 10-K for the fiscal year ended September 30, 2016
             Filed January 13, 2017
             File No. 333-192647

Dear Mr. Assentato:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2016</u>

<u>Exhibit 31.1</u>

1.   We note the language in the certification filed does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within paragraph 4 and the exclusion of the language in paragraph 4(b). Please file an amendment to your annual report that includes a certification that conforms exactly to the language set forth within Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities